Teekay Corporation
Annual Executive Short-Term Incentive (“STI”) Plan
Summary
The Annual Executive Short-Term Incentive Plan (the “Plan”) of Teekay Corporation (the “Company”) is a variable cash incentive program designed to reward the achievement of annual performance goals. The program is based on a team performance factor and a corporate performance factor and is intended to:
•Attract, motivate, reward and retain key executive talent to lead Teekay as a competitive global corporation;
•Support the achievement of Teekay's business strategies and encourage executives to work together as "One Teekay"; and
•Incentivize executives to enhance shareholder value and align with long-term shareholder interests.
Eligibility
Participants are approved solely at the discretion of the Compensation and Human Resources Committee (the “Committee”).
Administration
The Committee is responsible for administering the Plan. The Committee has the authority to review and recommend for Board approval the inception of the Plan and its operation, including but not limited to, the authority to:
•Review and approve any amendments to the Plan;
•Adopt rules for the administration, interpretation and application of the Plan;
•Interpret, amend or revoke any such rules;
•Approve eligible participants; and
•Review and approve annual Plan payouts.
The Chief Executive Officer (“CEO”) will administer and interpret this plan under the authority of the Committee as its delegate and will make recommendations to the Committee in the exercise of its powers.
Award Determination
The Committee, in its sole discretion, will approve “target STI” for each participant. The target STI is a percentage (%) of the participant’s base salary which ranges between 75% to 125% of annual base salary. The STI formula and calculation can be adjusted upwards or downwards based upon a “Performance Factor” and is as follows:
•The STI formula is Base Salary x Target Award % x Performance Factor (PF).
The Performance Factor (“PF”) is calculated as follows for the CEO and executive based on annual goals and results:
The STI is made up of 3 types of weighted goals:
•Financial Goals (Business Unit / Corporate Unit) = 50%
•Team Operational Goals (Business Unit / Corporate Unit) = 25%
•Shared Goals (Corporate Overarching) = 25%
The overall STI Performance Factor (PF) score combining all three STI weighted goals (Financial, Operational and Corporate Shared Goals) can range from 0.50 to 1.50 depending on the overall performance for the year. The Committee approves the PF by assessing the Company's performance against annual goals for the following:
•Financial Goals:
◦Corporate Unit = Consolidated Adjusted Net Income (before non-controlling interest or ‘NCI’).
◦Business Unit = Financial results for each Teekay Tankers Ltd. and Teekay LNG Partners L.P. scorecard.
•Team Operational Goals:
◦Corporate Unit = Results of each Corporate Unit Team’s scorecard.
◦Business Unit = Results of each Teekay Tankers Ltd. and Teekay LNG Partners L.P. scorecard.
•Shared Goals for Teekay Group and results in the following:
◦Leadership
◦Digital and Core Process
◦Sustainability
The PF is based on a weighted average of the performance factors for these components.
STI Payouts
Unless otherwise determined by the Committee, the STI period will be for the most recently completed fiscal year (January 1 to December 31) and will be paid on an annual basis, typically in March of the following year and after approval by the Board. The Committee has the authority to change the STI performance factor in any given year to determine the payout for participants at its sole discretion.
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